[Letterhead of Bancolombia S.A.]
June 24, 2011
VIA EDGAR
Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:     Exchange Offer Registration Statement on Form F-4
Ladies and Gentlemen:
     On behalf of Bancolombia S.A. (the “Bank”), I am transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form F-4 relating to up to $520,000,000 principal amount of 4.250% Senior Notes due 2016 and $1,000,000,000 principal amount of 5.950% Senior Notes due 2021 which the Bank plans to offer in exchange for any and all of its outstanding unregistered 4.250% Senior Notes due 2016 and 5.950% Senior Notes due 2021.
     The Bank is registering the exchange offer on the above-referenced Registration Statement on Form F-4 in reliance on the positions of the staff of the Division of Corporation Finance (the “Staff”) set forth in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (avail. July 2, 1993) (collectively the “Letters”). In the exchange offer, the holders of the 4.250% Senior Notes due 2016 and 5.950% Senior Notes due 2021 sold in private offerings completed on January 12, 2011 and June 3, 2011, respectively, will exchange such securities for substantially identical securities pursuant to a registered exchange offer.
     The Bank has sent a wire transfer to the account of the Securities and Exchange Commission in the amount of $176,472 for the registration filing fee and has confirmed its receipt.

Securities Exchange Commission	-2-
     Please direct any questions or comments regarding this filing to the undersigned at +57 (1) 353-6885 or Robert S. Risoleo at (202) 956-7500.

Very truly yours,
/s/ Juan Manuel Lopez Leon
Juan Manuel Lopez Leon

cc:	Robert S. Risoleo, Esq. (Sullivan & Cromwell LLP)